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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                         Cablevision Systems Corporation
                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   12686C-10-9
                                 (CUSIP Number)

                   Bruce D. Haims, Esq. Debevoise & Plimpton,
                                875 Third Avenue,
                        New York, NY 10022 (212) 909-6000
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                December 31, 1996
                  (Date of Event which Requires Filing of this
                                   Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 12686C-10-9                   13D


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(1)      Names of Reporting Persons
         S.S. or I.R.S. Identifica-
         tion Nos. of Above Persons          Charles F. Dolan 1996
                                             Grantor Retained Annuity Trust
                                             EIN:  13-7078281
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(2)      Check the Appropriate Box                     (a)
                                                       -------------------------
         if a Member of a Group                        (b)
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(3)      SEC Use Only
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(4)      Source of Funds                                                    N/A
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(5)      Check if Disclosure of Legal
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)
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(6)      Citizenship or Place of
         Organization                                  U.S.A.
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Number of Shares                   (7) Sole Voting Power                   0
Beneficially Owned                 ---------------------------------------------
by Each Reporting                  (8) Shared Voting Power                 0
Person With                        ---------------------------------------------
                                   (9) Sole Dispositive Power              0
                                   ---------------------------------------------
                                   (10) Shared Dispositive Power           0
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(11)     Aggregate Amount Beneficially
         Owned by Each Reporting Person                                    0
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(12)     Check if the Aggregate Amount
         in Row (11) Excludes Certain Shares
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(13)     Percent of Class Represented
         by Amount in Row 11                                               0%
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(14)     Type of Reporting Person                                          00*
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*        Reporting Person is a Trust.

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CUSIP No. 12686C-10-9                   13D



              CONTINUATION PAGES OF AMENDMENT NO. 1 TO SCHEDULE 13D
                          FILED BY THE CHARLES F. DOLAN
                       1996 GRANTOR RETAINED ANNUITY TRUST

                  This Amendment No. 1 to the Schedule 13D, dated February 15, 1996 (the "Schedule 13D"), previously filed by the Charles F. Dolan 1996 Grantor Retained Annuity Trust (the "Trust"), is being filed in connection with changes in the Trust's beneficial ownership of the stock of Cablevision Systems Corporation, a Delaware corporation (the "Issuer"), resulting from the distribution from the Trust of all of its shares of Class B Common Stock, par value $.01 per share, of the Issuer (the "Class B Common Stock"). The cover page is amended and Item 5 is hereby supplemented by adding the following information after the last paragraph thereof. All other items remain unchanged from previous filings of this Schedule 13D.

Item 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) The Trust no longer owns any shares of any class of securities of the Issuer.

                  (b) The Trust has no sole power, no shared voting power and no dispositive power over any shares of any class of securities of the Issuer.

                  (c) On December 31, 1996, the Trust, in accordance with its terms, made a distribution to Charles F. Dolan ("Mr. Dolan") of 2,147,622 shares of Class B Common Stock.

                  (d) Not Applicable.

                  (e) December 31, 1996.

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CUSIP No. 12686C-10-9                       13D



SIGNATURE.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 1997



                                 Charles F. Dolan 1996
                                 Grantor Retained Annuity Trust


                    Signature:   /s/ Helen A. Dolan, Trustee
                                 ---------------------------
                                 By William A. Frewin, Jr.
                    Name/Title:  Helen A. Dolan, Trustee
                                 By William A. Frewin, Jr.,
                                 attorney-in-fact



                    Signature:   /s/ Lawrence Dolan, Trustee
                                 ---------------------------
                                 By William A. Frewin, Jr.
                    Name/Title:  Lawrence Dolan, Trustee
                                 By William A. Frewin, Jr.,
                                 attorney-in-fact

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CUSIP No. 12686C-10-9                   13D